News Release
NYSE Alternext, TSX Symbol: NG

NovaGold Clarifies Reason for TSX De-listing Review

January 13, 2009 - Vancouver, British Columbia - NovaGold Resources Inc. (the “Company” or "NovaGold") (TSX: NG, NYSE Alternext: NG) reminds its shareholders that, as previously disclosed in its press release dated January 2, 2009, the TSX de-listing review was triggered by NovaGold’s reliance on the financial hardship exemption under Section 604(e) of the TSX Company Manual.

NovaGold applied to the TSX under the provisions of Section 604(e) of the Company Manual for an exemption from securityholder approval requirements in connection with the Electrum offering. Under the TSX Company Manual, shareholder approval would ordinarily have been required for this offering as a result of the number of common shares issued and as a result of the offering materially affecting control of NovaGold. Relying upon Section 604(e) automatically initiates a de-listing review by the TSX.

Following closing of the financing, the Company will be in a substantially stronger financial position and believes it will be in compliance with all of the TSX listing requirements.

About NovaGold

NovaGold is a precious metals company focused on exploration, development and mining, with properties in Alaska and Western Canada. NovaGold has a 50/50 partnership on the Donlin Creek gold project in Alaska, one of the world’s largest gold deposits, with Barrick Gold. The Company also has a 50/50 partnership on the Galore Creek copper-gold-silver project in British Columbia with Teck Cominco. NovaGold owns 100% interest in the Rock Creek, Big Hurrah and Nome Gold deposits in Nome, Alaska. NovaGold has one of the largest resource bases of any junior or mid-tier level producing gold company. NovaGold trades on the TSX and NYSE Alternext under the symbol NG. More information is available online at www.novagold.net or by e-mail at info@novagold.net.

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NovaGold Contacts

Don MacDonald	Greg Johnson
Senior Vice President and CFO	Vice President, Strategic Development

604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding intentions with respect to obligations due for various projects, strategic alternatives, timing of permitting, construction and production and other milestones, and NovaGold’s future operating or financial performance are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the ability to satisfy closing conditions and to obtain necessary consents and approvals, the possibility of adverse developments in the capital markets or NovaGold’s business that could interfere with closing, uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold and Teck Cominco in the exploration and development of the Donlin Creek and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases; fluctuations in metal prices and currency exchange rates, and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2007, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward looking statements of management beliefs, opinions, projections, or other factors should they change.